December 1, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:	Arthur Tornabene-Zales
Karina Dorin

Re:	Motive Capital Corp II
Registration Statement on Form S-1
Filed November 15, 2021
File No. 333-261084

Dear Mr. Tornabene-Zayas and Ms. Dorin:

On behalf of UBS Securities LLC and J.P. Morgan Securities LLC, the representatives of the several underwriters (the “Representatives”), the undersigned hereby respectfully requests that the Securities and Exchange Commission withdraw the Representatives’ acceleration request, filed as correspondence via EDGAR on November 29, 2021, for Motive Capital Corp II’s Registration Statement on Form S-1 requesting effectiveness on December 1, 2021 at 4:00 p.m. Eastern Time or as soon as possible thereafter.

* * *

[Signature Pages Follow]

Very truly yours,

UBS Securities LLC

By:	/s/ Adam Kerbis
Name: Adam Kerbis
Title: Director

By:	/s/ Austin Gobbo
Name: Austin Gobbo
Title: Associate Director

[Signature Page to Withdrawal of Acceleration Request]

Very truly yours,

J.P. Morgan Securities LLC

By:	/s/ Peter Castoro
Name: Peter Castoro
Title: Vice President

[Signature Page to Withdrawal of Acceleration Request]